Exhibit 99.5

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

EXECUTION VERSION

December 12, 2021

Side Letter
Reference is made to (i) that certain Amended and Restated Master Automation Agreement, dated as of January 29, 2019, as amended by Amendment No. 1, dated September 23, 2020, and Amendment No. 2, dated April 30, 2021 (as may be amended or otherwise modified in accordance with its terms, including upon entry of the Second Amended and Restated Master Automation Agreement expected to be entered into by the parties thereto, the “MAA”), among Walmart Inc. (“Walmart”), Symbotic LLC (“Symbotic”) and Warehouse Technologies LLC (“Warehouse Technologies”) and (ii) the Investment and Subscription Agreement entered into on December 12, 2021 (as may be amended or otherwise modified in accordance with its terms, the “Investment Agreement”), among Walmart and Warehouse Technologies. Capitalized terms not defined in this letter agreement (this “Letter Agreement”) shall have the meaning set forth in the MAA.
In connection with, and as a condition to, the execution of the Investment Agreement, and in anticipation of the entry into the Second Amendment and Restated Master Automation Agreement by the parties thereto, Richard B. Cohen (“Cohen”) and Walmart hereby agree as follows:
1.     (a)    For so long as any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies, only during the Build Out Phase, and only to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties), Cohen shall provide Walmart with a written notice (the “Notice”) (with a copy provided concurrently to Symbotic) in the event (i) Cohen or any member of the Cohen Group or (ii) to the actual knowledge of Cohen, any other current or future owner of Interests (a) determines to explore strategic alternatives that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by the Cohen Group or a Change of Control or IPO of Symbotic or a SPAC Transaction; or (b) receives a bona fide written offer or proposal from a Third Party, which written offer or proposal is for a Substantial Sale of Interests or a Change of Control of Symbotic.

(b)    During the Build Out Phase and prior to an IPO or a SPAC Transaction, Cohen shall not, and shall cause each member of the Cohen Group not to, (x) enter into a definitive agreement that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic, (y) take any action reasonably expected by Cohen to result in the filing of a preliminary prospectus with respect to an IPO of Symbotic, without having provided at least [***] prior Notice or (z) otherwise limit his or their ability (including through imposition of a break-up fee) to pursue a Substantial Sale of Interests by Cohen or any member of the Cohen Group to Walmart or a Change of Control of Symbotic with Walmart during such [***] period.
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(c)    During the Build Out Phase and following an IPO or a SPAC Transaction, to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties) Cohen shall not, and shall cause each member of the Cohen Group not to, (x) enter into a definitive agreement that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic or (y) otherwise limit his or their ability (including through imposition of a break-up fee) to pursue a Substantial Sale of Interests by Cohen or any member of the Cohen Group to Walmart or a Change of Control of Symbotic with Walmart during such [***] period.

(d)    Without limiting or negating the Notice provisions set forth in the aforementioned provisions herein, for so long as any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies and only during the Build Out Phase, if Cohen or any other member of the Cohen Group, or to the actual knowledge of Cohen, any other current or future owner of Interests, begins a process to explore strategic alternatives that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic, then Cohen will, in good faith and to the extent not in conflict with or breach or violation of applicable Law (including fiduciary duties), allow Walmart to participate therein on substantially similar terms and conditions applicable to all other Third Party participants in such process, including with respect to the application of the criteria of inclusion or exclusion in such process; provided, that, for the avoidance of doubt, Walmart shall not have a right to subscribe to shares in the event of, or otherwise participate in, a proposed IPO.

(e)    For so long as (x) any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies and (y) only during the Build Out Phase, Cohen shall provide Walmart written notice of the consummation of a Change of Control of Symbotic or any Substantial Sale of Interest by Cohen or any member of the Cohen Group within four (4) Business Days thereof, which notice shall include the identity of the counterparty to such transaction and the number and percentage of Interests acquired in such transaction (it being understood that public disclosure of such consummation, including through issuance of a press release or filing of a Form 8-K or Schedule 13D, shall satisfy such obligation of Cohen). Cohen will not, however, be required to identify any parties or potential parties to or any of the terms or conditions of the Substantial Sale of Interests in advance of the consummation thereof; provided, that, for so long as (x) any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies and (y) only during the Build Out Phase, Cohen shall promptly notify Walmart if any Restricted Entity, and the identity of such Restricted Entity, is participating in any such process, or otherwise, during the Build Out Phase submits a bona fide written offer or proposal that would reasonably be expected by Cohen to result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group or a Change of Control of Symbotic that is a result in a Substantial Sale of Interests by Cohen or any member of the Cohen Group. The provisions of this Paragraph 1 shall survive any Substantial Sale of Interests by Cohen or any member of the Cohen Group and, for so long as Cohen or any member of the

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Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies but only during the Build Out Phase, be applicable to Cohen and any member of the Cohen Group. Cohen shall have no other duty or obligation to Walmart, and Walmart has no other right, duty or obligation in connection with a Change of Control or IPO or SPAC Transaction of Symbotic or a Substantial Sale of Interests by Cohen or a process related to any of the foregoing other than as specifically set forth in this Paragraph 1.

2.     Notwithstanding anything to the contrary in this Letter Agreement or the MAA, for so long as any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies, Cohen shall not, and shall cause each member of the Cohen Group not to, (i) Transfer (A) any Interests (other than in a public market transaction on a national securities exchange following an IPO of Warehouse Technologies or its applicable direct or indirect subsidiary, provided, that, to the actual knowledge of Cohen, such public market transaction is not a block-sale arranged or executed by a registered broker-dealer that would reasonably be expected by Cohen to result in Interests being Transferred to [***]) to [***] during the Exclusivity Period or (B) the ownership of any material Symbotic Intellectual Property used in or required for the Symbotic System to [***] during the Exclusivity Period; or (ii) consent to or otherwise approve of the appointment to Warehouse Technologies’ or any of its direct or indirect subsidiaries’ board of managers or other governing body any employee, officer or director of [***] during the Exclusivity Period. Cohen agrees that for so long as (x) any member of the Cohen Group is the beneficial owner of any equity interests of Warehouse Technologies but (y) only during the Exclusivity Period, neither Cohen nor any member of the Cohen Group shall Transfer any Interests (other than in a public market transaction on a national securities exchange following an IPO of Warehouse Technologies or its applicable direct or indirect subsidiary, provided, that, to the actual knowledge of Cohen, such public market transaction is not a block-sale arranged or executed by a registered broker-dealer that would reasonably be expected by Cohen to result in Interests being Transferred to [***]) unless the transferee of such Interests agrees in writing to be bound by this Paragraph 2 and that each and any subsequent transferee (other than in a public market transaction on a national securities exchange following an IPO of Warehouse Technologies or its applicable direct or indirect subsidiary, provided, that, to the actual knowledge of the Person Transferring any Interests in any such public market transaction, such public market transaction is not a block-sale arranged or executed by a registered broker-dealer that would reasonably be expected by such Person to result in Interests being Transferred to [***]) shall be required to be likewise bound, and that any such Transfer in violation of such agreement shall be null and void.

3.     Redemption Restrictions. After the date of this Letter Agreement and until the earlier of (a) the SPAC Closing or the consummation of any other SPAC Transaction or Public Offering (each as defined in the Investment Agreement) or (b) two years after the date of this Letter Agreement, Cohen shall not, and shall cause each member of the Cohen Group not to, without the prior written consent of Walmart, redeem the Class B Preferred Unit or the Class B-1 Preferred Unit of Warehouse Technologies or cause Warehouse Technologies to repurchase any Interests in Warehouse Technologies held by Cohen or any members of the Cohen Group, in

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each case, except to the extent such redemption or repurchase is paid through the proceeds of a debt or equity offering by Warehouse Technologies consummated with a Third Party after the date of this Letter Agreement, and even in such event only if after effecting such redemptions or repurchases Warehouse Technologies’ consolidated cash and cash equivalents shall be (i) until the first anniversary of the date of this Letter Agreement, at least $277,000,000 and (ii) until the second anniversary of the date of this Letter Agreement, at least $138,500,000, and (iii) notwithstanding clauses (i) or (ii) of this proviso, at all relevant times, together with Warehouse Technologies’ other consolidated cash and cash equivalents, sufficient for Warehouse Technologies and Symbotic to satisfy its obligations to Walmart pursuant to the MAA. Notwithstanding the foregoing, this Section 3 shall not restrict any redemption or repurchase of Interests in Warehouse Technologies (x) in connection with, and as contemplated by, the Contemplated Transaction (as defined in the Investment Agreement), including that certain Unit Purchase Agreement to be entered into in connection with the Contemplated Transaction, or (y) the exercise of any put/call or other repurchase agreements in effect as of the date of this Letter Agreement between Warehouse Technologies and holders of Class C Units of Warehouse Technologies (other than Cohen, Perry Cohen or any members of the Cohen Group), to the extent such repurchases are pursuant to binding obligations of Warehouse Technologies in effect on the date hereof to so repurchase; provided, however, that Warehouse Technologies shall be permitted to exercise call rights pursuant to binding obligations of Warehouse Technologies in effect as of the date of this Letter Agreement between Warehouse Technologies and holders of Class C Units of Warehouse Technologies if and to the extent such exercise occurs in connection with a termination of employment.

4.    Tag-Along Right.

(a)    Subject to Paragraph 4(d), during the period after the date of this Letter Agreement and until the SPAC Closing (as defined in the Investment Agreement) or the consummation of any other SPAC Transaction or Public Offering, in the event Cohen (together with any member of the Cohen Group) proposes to Transfer a number of Interests reasonably expected by Cohen to represent at least ten percent (10%) of the Interests, but less than a Substantial Sale of Interests, to a third-party purchaser (the “Tag-Along Offeror”) in a transaction or series of related transactions (a “Tag-Along Transaction”), then, at least 10 Business Days prior to the closing of such proposed Transfer, Cohen shall deliver a written notice to Walmart (the “Tag-Along Notice”). Such Tag-Along Notice shall set forth (1) the total number of Interests proposed to be Transferred by Cohen or members of the Cohen Group (the “Tag-Along Interests”), (2) the total number of Interests beneficially owned at such time by Cohen and each member of the Cohen Group proposing to Transfer Interests in such Tag-Along Transaction, (3) the proposed amount and type of consideration and other material terms and conditions of the Tag-Along Transaction, and (4) the proposed date and time of the closing of the Tag-Along Transaction.

(b)    Walmart shall have the right (the “Tag-Along Right”), exercisable by delivering a written notice (the “Tag-Along Acceptance Notice”) to Cohen within five Business

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Days after delivery of the Tag-Along Notice, that it intends Transfer to the Tag-Along Offeror and substitute for Tag-Along Interests held by Cohen and members of the Cohen Group, a number of Interests as specified in the Tag-Along Acceptance Notice (the “Walmart Tag Interests”), which number shall not exceed (A) the number of Interests held by Walmart at such time, multiplied by (B) a percentage equal to (x) the number of Tag-Along Interests, divided by (y) the aggregate number of outstanding Interests beneficially owned by the Cohen and the Cohen Group. For example, if Cohen and the Cohen Group own 100 Class A Units in Warehouse Technologies and intended to Transfer 15 Class A Units as Tag-Along Interests, then Walmart shall be entitled to Transfer up to 15% of the Interests it holds at such time to the Tag-Along Offeror in such Tag-Along Transaction, in substitution for the Transfer of such number of Interests by Cohen and the Cohen Group.
(c)    If Walmart timely delivers a Tag-Along Acceptance Notice, then Cohen and the members of the Cohen Group shall, and shall cause Warehouse Technologies to, use their reasonable best efforts to ensure that Walmart is permitted to Transfer the Walmart Tag Interests simultaneously with the Transfer of Interests from Cohen and members of the Cohen Group, at a price per share equal to the same price per Interest proposed to be paid to Cohen and members of the Cohen Group and otherwise on the same terms and conditions set forth in the Tag-Along Notice. Walmart shall make or provide the same representations, warranties, covenants, indemnities and agreements as Cohen or members of the Cohen Group make or provide in connection with the Tag-Along Transaction; provided that Walmart shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Interests, authorization, execution and delivery of relevant documents, enforceability of such documents against Walmart, and other matters relating to Walmart, but not with respect to any of the foregoing with respect to Cohen, any member of the Cohen Group or any other holders of Interests or their Interests; provided, further, that all representations, warranties, covenants and indemnities shall be made by Cohen and members of the Cohen Group, on the one hand, and Walmart, on the other, severally and not jointly, and any indemnification obligation shall be pro rata based on the consideration received by Cohen and members of the Cohen Group, on the one hand, and Walmart, on the other, in each case in an amount not to exceed the aggregate proceeds received by Cohen and members of the Cohen Group and Walmart in connection with the Tag-Along Transaction (other than any indemnity with respect to any such party’s individual representations or warranties (such as title to their Interests held), which indemnities shall be the sole liability and obligation of such party, and not pro rata). Each of Walmart and Cohen shall be responsible for its own costs and expenses in connection with the Tag-Along Transaction.

(d)    Notwithstanding anything to the contrary in this Letter Agreement, this Paragraph 4 shall not apply to (i) Transfers of Interests made in an IPO or other Public Offering (as defined in the Investment Agreement) or (ii) Transfers by Cohen or any members of the Cohen Group to: (A) any successor by death, or (B) any Affiliate of Cohen or any members of the Cohen Group.

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5.     Cohen, represents and warrants to Walmart that:

(a)As of the date hereof, Cohen has all necessary authority as a natural person to enter into this Letter Agreement and throughout the Build Out Phase to perform its obligations hereunder, including the ability (through voting control, contractual rights or otherwise) to cause the other Persons within the Cohen Group to perform as provided herein;

(b)Cohen’s execution of this Letter Agreement and, throughout the Build Out Phase, the performance of each of its obligations hereunder will not conflict or interfere with any Third Party agreements to which Cohen or any of the Cohen Group is bound in a manner that will impact Walmart;

(c)Cohen will perform its obligations under this Letter Agreement in accordance with Laws to the extent applicable to the performance of its obligations hereunder; and
(d)[Reserved]; and

(e)Other than the discussions related to the negotiation, execution and delivery of this Letter Agreement and MAA and the Proposed SPAC Transaction, Cohen is not currently, and has not, in the six-month period immediately preceding the date of this Letter Agreement, (and no other Person acting on his behalf or, to the actual knowledge of Cohen, no other Person is or has during such six-month period) (i) engaged in an exploration of strategic alternatives that could reasonably be expected by such Person to result in a Substantial Sale of Interests, or a Change of Control or IPO of any of Symbotic or Warehouse Technologies; or (ii) has actual knowledge of a bona fide written offer or proposal from a Third Party, which written offer or proposal is for a Substantial Sale or a Change of Control of Symbotic or Warehouse Technologies.

6.     All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing (which shall include email) and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested) or by e-mail; (c) on the date sent by email; provided, however, that email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the methods described in this Paragraph 6; or (d) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective parties hereto at the following addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Paragraph 6):

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If to Walmart:
SVP, Innovation and Automation
601 N. Walton Blvd.
Bentonville, AR 72716
Email: David.Guggina@walmart.com (or the email of the then-current SVP, Innovation and Automation)
With a copy to:
VP, Chief Counsel Supply Chain
601 N. Walton Blvd.
Bentonville, AR 72716-0710
Email: William.Silcott@walmartlegal.com (or the email of the then-current Chief Counsel, Supply Chain)
If to Cohen:

Richard B. Cohen
C/O C&S Wholesale Grocers
    7 Corporate Drive
Keene, NH 03431
With a copy to:

    General Counsel
C&S Wholesale Grocers
    7 Corporate Drive
Keene, NH 03431
With an additional copy to:
General Counsel
Symbotic USA
    200 Research Drive
    Wilmington, MA 01887
Email: legal@symbotic.com

7.     This Letter Agreement is for the sole benefit of the parties hereto and their respective permitted successors and assignees.
8.     The provisions of Article XIX (Miscellaneous) (other than Section 19.1 (Integrated Agreement), Section 19.7 (Late Payments), Section 19.13 (Notices), Section 19.19

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(No Third Party Beneficiaries) and Section 19.20 (Audit Rights)) of the MAA are incorporated herein and shall apply to this Letter Agreement, mutatis mutandis.
9.     Walmart hereby agrees that any incorporation by reference to any terms of the MAA including under Paragraph 8 above, is done for convenience only. In no event shall any incorporation by reference of any terms of the MAA (or any other event or circumstance) be construed as if Cohen is a party to the MAA for any purpose, or that Cohen is guaranteeing, backstopping or otherwise liable or responsible in any way for any act, omission, performance of lack thereof of any Party to the MAA.

10.     For the avoidance of doubt, this Letter Agreement amends and supersedes the RBC Side Letter, but does not amend, modify terminate or supersede any other agreement or side letter between or involving one or more of Cohen, any member of the Cohen Group, Walmart, Warehouse Technologies or Symbotic, and, without limiting the foregoing, that certain Letter Agreement, dated April 30, 2021, by and between Warehouse Technologies and Walmart shall remain in full force and effect in accordance with its terms.

[SIGNATURES ON FOLLOWING PAGES]

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    If the foregoing accurately reflects our understanding, please confirm your agreement by signing a copy of this Letter Agreement in the space provided below and returning the copy to the undersigned.

WALMART INC.

By: /s/ Michael Guptan

Name: Michael Guptan

Title: SVP, Corporate Development

Date: December 12, 2021

[Signature Page to Side Letter]

Accepted and agreed effective as of December 12, 2021:

By: /s/ Richard B. Cohen
Richard B. Cohen

[Signature Page to Side Letter]